25 Minneakoning Road, Flemington, NJ 08822

Main Telephone: (908) 782-3431

VIA EDGAR SUBMISSION

March 23, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	NovaDel Pharma Inc.

Form 10-KSB for Year Ended July 31, 2005

Form 10-Q for Quarter Ended January 31, 2006

File Number: 1-32177

Dear Mr. Rosenberg:

Thank you for your comments regarding the above-referenced filings. We appreciate your assistance in helping us ensure our filings comply with the applicable disclosure requirements. The following sets forth the comments made in your letter dated March 21, 2006 and our responses thereto:

1.

Comment: We believe your disclosure regarding research and development projects could be improved. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please provide us the following information in a disclosure-type format for each of your major research and development projects:

a.	The current status of the project;
b.	The costs incurred during each period presented and to date on the project;
c.	The nature, timing and estimated costs of the efforts necessary to complete the project;
d.	The anticipated completion dates;
e.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,
f.	The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative and qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information requested above is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response: NovaDel Pharma Inc. (“the Company”) strives to provide investors with meaningful information regarding each of its research and development projects and to continuously improve the clarity and robustness of such information. In the past, the Company’s ability to provide discrete project-to-date costs for each product candidate was limited as the Company did not begin to rigorously track costs on a product candidate basis until the latter part of 2005. The improved tracking of costs on a product candidate basis in 2005 coincided with the Company’s hiring of a new Chief Financial Officer and Corporate Controller.

Taking into account the Commission’s comment and the Company’s above response, the following represents the Company’s proposed pro-forma disclosure for its research and development projects to be included in the Company’s future filings:

Text to be inserted in the Company Overview Section of Management’s Discussion and Analysis of Financial Condition and Results of Operations

Drug development in the United States and most countries throughout the world is a process that includes several steps defined by the FDA and similar regulatory authorities in foreign countries. The FDA approval processes relating to new drugs differ, depending on the nature of the particular drug for which approval is sought. With respect to any drug product with active ingredients not previously approved by the FDA, a prospective drug manufacturer is required to submit an NDA, which includes complete reports of pre-clinical, clinical and laboratory studies to prove such product’s safety and efficacy. The NDA process generally requires, before the submission of the NDA, submission of an IND, pursuant to which permission is sought to begin preliminary clinical testing of the new drug. An NDA, based on published safety and efficacy studies conducted by others, may also be required to be submitted for a drug product with a previously approved active ingredient if the method of delivery, strength or dosage form is changed. We believe that our current product candidates will require the submission of an NDA, which may be based upon published safety and efficacy studies conducted by others, which is referred to as a 505(b)(2) NDA. We estimate that the development of new formulations of pharmaceutical products, including formulation, testing and obtaining FDA approval, generally takes two to three years for the 505(b)(2) NDA process and requires approximately $3 million to $5 million of research and development expenditures. Our determinations may prove to be inaccurate; or pre-marketing approval relating to our proposed products may not be obtained on a timely basis, if at all, and research and development expenditures may significantly exceed management’s expectations.

It is not anticipated that we will generate any revenues from royalties or sales of our product candidates until regulatory approvals are obtained and marketing activities begin. Any one or more of our product candidates may not prove to be commercially viable, or if viable, may not reach the marketplace on a basis consistent with our desired timetables, if at all. The failure or the delay of any one or more of our proposed products to achieve commercial viability would have a material adverse effect on us.

The successful development of our product candidates is highly uncertain. Estimates of the nature, timing and estimated expenses of the efforts necessary to complete the development of, and the period in which material net cash inflows are expected to commence from, any of our product candidates are subject to numerous risks and uncertainties, including:

•	the scope, rate of progress and expense of our clinical trials and other research and development activities;

•	future clinical trials results;

•	the expense of clinical trials for additional indications;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the expense and timing of regulatory approvals;

•	the expense of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

•	the effect of competing technologies and market developments; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We expect to continue to spend significant amounts on the development of our product candidates and we expect our costs to increase as we continue to develop and ultimately commercialize our product candidates. Over the next fiscal year, we expect to devote the majority of our internal research and development resources to the following product candidates:

•

NitroMist™ (nitroglycerin lingual aerosol). This product candidate is indicated for acute relief of an attack or acute prophylaxis of angina pectoris due to coronary artery disease. We have partnered with Par Pharmaceutical Companies, Inc., (Par) who has exclusive rights to market, sell and distribute NitroMist™ in the United States and Canada. On June 1, 2005, we received an approvable letter from the FDA regarding our NDA for NitroMist™. We believe that the FDA is likely to give final approval once we complete our previously agreed-to manufacturing process validation commitments. The FDA is not requiring any additional clinical studies for approval. In our Quarterly Report on Form 10-Q filed for the quarter ended October 31, 2005, we indicated that we anticipated completing our process validation commitments in the first calendar quarter of 2006. However, we are currently planning to complete our process validation commitments in the second calendar quarter of 2006. If this timeline is met, we may obtain final approval from the FDA by the end of the second calendar quarter of 2006, which target was not affected by the delay in completing our process validation commitments. We will receive a milestone payment from Par should final approval from the FDA be obtained. In addition, we will receive royalty payments based upon a percentage of net sales.

•

Zolpidem oral spray. Zolpidem is the active ingredient in Ambien®, the leading hypnotic marketed by Sanofi-Aventis. We had a pre-IND meeting with the FDA on August 31, 2005 and anticipate filing the IND during the third quarter of calendar year 2006. In our Quarterly Report on Form 10-Q filed for the quarter ended October 31, 2005, we indicated that we anticipated filing the IND during the first quarter of calendar year 2006. However, the FDA has required that we complete certain studies prior to IND submission, and we have therefore delayed the filing of such IND pending completion of those studies. Subsequent to the IND submission, which we anticipate will occur in XXX, we plan to execute the clinical protocol and administer clinical trials for the zolpidem oral spray product. We are currently targeting a NDA submission for our zolpidem product candidate in the first quarter of calendar 2007, which target was not affected by the delay in the IND filing. If this timeline is met, we may obtain final approval from the FDA in calendar 200X.

•

Sumatriptan oral spray. Sumatriptan is the active ingredient in Imitrex® which is the largest selling migraine remedy marketed by GlaxoSmithKline (GSK). We had a pre-IND meeting with the FDA on August 10, 2005, and filed the IND in December 2005. Subsequent to the IND submission, we plan to execute the clinical protocol and administer clinical trials for the sumatriptan oral spray product. We are currently targeting a NDA submission for our sumatriptan product candidate in the third quarter of calendar 2007. If this timeline is met, we may obtain final approval from the FDA in calendar 200X.

•	Additional Product Candidates. We have identified a number of additional product candidates for which we have recently commenced preliminary development activities.

We will also support our partners, as necessary, with the following product candidates and opportunities although we do not expect to devote a significant amount of resources to such activities:

•

Zensana™ (ondansetron oral spray). Ondansetron is the active ingredient in Zofran®, the leading anti-emetic marketed by GSK. Our partner for this product, Hana Biosciences, is overseeing all clinical development and regulatory approval activities for this product in the United States and Canada. Hana Biosciences filed the IND with the FDA in November 2005. Subsequent to the IND submission, Hana Biosciences began to execute the clinical protocol and administer clinical trials for the ondansetron oral spray product, Zensana™, and is planning to submit its NDA in May 2006. In January 2006, Hana Biosciences announced positive study results of a pivotal clinical trial for Zensana™. Hana Biosciences is currently targeting final approval from the FDA and commercial launch in calendar 2007. We will receive milestone payments from Hana Biosciences should the following regulatory events occur: (i) issuance of the final report from the pivotal clinical trials, (ii) submission of the NDA, and (iii) final approval from the FDA. In addition, we will receive royalty payments based upon a percentage of net sales.

•

Propofol oral spray. Propofol is active ingredient in Diprivan®, the world’s leading intravenous anesthetic marketed by Astra Zeneca. We continue to support our partner, Manhattan Pharmaceuticals, who has filed an IND with the FDA. Manhattan Pharmaceuticals will oversee all clinical development and regulatory approval for this product. Our partner has not provided guidance regarding the clinical and regulatory development plan for this product candidate.

•

Our veterinary initiatives are being carried out largely by our partner, Velcera Pharmaceuticals, Inc. (Velcera). Our partner has not provided guidance regarding the clinical and regulatory development plan for the potential veterinary product candidates.

In the Quarterly Report on Form 10-Q filed for the quarter ended October 31, 2005, we indicated plans to request a pre-IND meeting with the FDA for our alprazolam product candidate, with an anticipated goal of filing the IND during the first half of calendar year 2006. Following the IND meeting, we were planning to execute the clinical protocol and administer clinical trials for the alprazolam oral spray product candidate. We have since determined that, in order to devote sufficient resources to other projects noted above, it is appropriate to defer further efforts on alprazolam. As a result, we are not currently scheduling a pre-IND meeting with the FDA, nor do we contemplate a specific timeframe for submitting an IND, pending further review.

Text to be inserted in the Results of Operations Section of Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and development costs consist primarily of salaries and benefits, contractor and consulting fees, clinical drug supplies of preclinical and clinical development programs, consumable research supplies and allocated facility and administrative costs. Below is a summary of our research and development expenses for the nine months ended April 30, 200X and April 30, 200X.

	200X	200X
NitroMist™
Zolpidem
Sumatriptan
Zensana™
Propofol
Alprazolam
Additional product candidates
Other research and development costs
Internal costs
Total research and development expenses

In the preceding table, research and development expenses are set forth in the following categories:

•	NitroMist™, Zolpidem, and Sumatriptan - third-party direct project expenses relating to the development of the respective product candidates;

•

Zensana™ and Propofol - third-party direct project expenses relating to the development of Zensana™. As our partners, Hana Biosciences and Manhattan Pharmaceuticals are overseeing all clinical development and regulatory approval activities for these product candidates, we do not expect to devote a significant amount of resources to these product candidates;

•

Alprazolam – third-party direct project expenses relating to the development of our alprazolam oral spray product candidate. We have determined that, in order to devote sufficient resources to other product candidates, it is appropriate to defer further efforts on alprazolam;

•	Additional product candidates – third-party direct project expenses relating to the development of other product candidates which are in the early stage of development.

•	Other research and development costs – direct expenses not attributable to a specific product candidate; and

•	Internal costs – costs related primarily to personnel and overhead. We do not allocate these expenses to specific product candidates as these costs relate to all research and development activities.

Research and development expenses in the nine months ended April 30, 200X increased primarily as a result of the following items:

•	$XXX,000 increase primarily related to product development costs for the Company’s Zolpidem product candidate;

•	$XXX,000 increase due to costs incurred in conjunction with the clinical trials for Zensana™ conducted by our partner, Hana Biosciences;

•	$XXX,000 increase related to process validation and method transfer activities for our NitroMist™ product candidate; and

•	$XXX,000 increase related to other research expenses as a result of higher lab supplies expense.

2.

Comment: Although you disclose that you carried out an evaluation of both the design and operation of your disclosure controls and procedures, you only conclude as to the effectiveness of the design of your controls. Further, your disclosure in the last two paragraphs appears to say that your disclosure controls and procedures were designed to provide “reasonable assurance” that the controls and procedures will meet their objectives. If true, the objective for the design of disclosure controls and procedures should be consistent with a conclusion from your principal executive and principal financial officer that the disclosure controls and procedures are effective at that “reasonable assurance” level. Please confirm to us, if true, that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives and your principal executive and principal financial officer concluded that your disclosure controls and procedures are operating effectively at a reasonable assurance level. Please represent to us that you will clarify this information in future filings. If not true, please provide us an explanation.

Response: The Company confirms that its disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives. The Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are operating effectively at a reasonable assurance level. The Company will clarify such information in its future filings.

3.	Comment: We believe your disclosure regarding stock-based compensation arrangements could be improved. Please provide us the following information in a disclosure-type format:

•

The amount of total compensation cost related to non-vested awards not yet recognized as of August 1, 2005 and the weighted-average period over which you expect to recognize consistent with paragraph A240h of SFAS 123 R.

•	The rate of forfeitures you used in computing your compensation cost consistent with the guidance in paragraph 43 of SFAS 123 R.

Response: The following represents the Company’s response to the Commission’s request for certain information in disclosure-type format. Such information will be included in the appropriate section of the Company’s future filings.

•	As of August 1, 2006, unamortized stock-based compensation expenses of approximately $x.x million remain to be recognized over a weighted-average period of x.x years.

•	As of January 31, 2006, unamortized stock-based compensation expenses of approximately $x.x million remain to be recognized over a weighted-average period of x.x years.

•

In addition, under SFAS 123R, fair value of stock options granted is recognized as expense over the service period, net of estimated forfeitures. The Company is utilizing a 5% forfeiture rate, which it believes is a reasonable assumption to estimate forfeitures. However, the estimation of forfeitures requires significant judgment, and to the extent actual results or updated estimates differ from our current estimates, such resulting adjustment will be recorded in the period estimates are revised.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping us ensure that the Company provides appropriate disclosures in its public filings. Should you have any questions about the above responses, please feel free to contact the undersigned at (908) 782-3431, ext. 2550.

Very truly yours,

/s/Michael E. Spicer
Michael E. Spicer
Chief Financial Officer